EXHIBIT 8.2

                                                  May 21, 1998

The Company Doctor
5215 North O'Connor, Suite 1800

Irving, Texas 75039

Ladies and Gentlemen:

     This opinion is being delivered to you in accordance with Section 9.3(c) of the Plan and Agreement of Merger (the "Merger Agreement") executed as of December 16, 1997, and amended March 16, 1998, by and among HEALTHSOUTH
Corporation, a Delaware corporation ("HEALTHSOUTH"), Chandler Acquisition Corporation, a Delaware corporation ("Subsidiary"), and The Company Doctor, a Delaware corporation ("TCD"). Pursuant to the Merger Agreement, and as of the Effective Time specified in the Merger Agreement, Subsidiary will merge with and into TCD. Immediately thereafter, each issued and outstanding share of TCD Common Stock will be converted into the right to receive shares of HEALTHSOUTH Common Stock. For purposes hereof, these transactions shall be referred to in the aggregate as the "Merger."

     Except as otherwise provided, capitalized terms referred to herein have the meanings set forth in the Merger Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").

     For the purpose of rendering our opinion, we have examined the following documents:

       (i) The Merger Agreement; and

       (ii)  Letters   provided  by  HEALTHSOUTH  and  TCD  containing   certain
     representations of HEALTHSOUTH and TCD, and attached hereto as Exhibit 1 (the "Representation Letter"); and

       (iii) Such other instruments and documents related to the formation, organization and operation of HEALTHSOUTH, Subsidiary and TCD and related to the consummation of the Merger and the transactions contemplated thereby as we have deemed necessary or appropriate.

     Based on our examination of the foregoing items and subject to (a) the completion of the proceedings being taken or contemplated to be taken pursuant to the Merger Agreement and (b) the limitations, qualifications, assumptions and covenants set forth at the end of this opinion, we are of the opinion that, for federal income tax purposes, the following federal income tax consequences (the "Consequences") will result:

       1. The Merger constitutes a reorganization within the meaning of Section 368(a)(1)(A);

       2. Pursuant to Section 361(a), no gain or loss will be recognized by TCD upon the Merger of Subsidiary with and into TCD;

       3. Pursuant to Section 354(a), no gain or loss will be recognized by the shareholders of TCD upon the receipt in the Merger of HEALTHSOUTH Common Stock in exchange for their shares of TCD Common Stock;

       4. Pursuant to Section 358, the aggregate basis of the HEALTHSOUTH Common Stock received by each shareholder of TCD in the Merger will be equal to the aggregate basis of the TCD Common Stock exchanged therefor;

       5. Pursuant to Section 1223(1), the holding period for each share of HEALTHSOUTH Common Stock received by each shareholder of TCD in exchange for TCD Common Stock will include the period for which such shareholder held the TCD Common Stock exchanged therefor, provided such share of TCD Common Stock is a capital asset in the hands of such TCD shareholder as of the Effective Time;

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       6. Payment received by a TCD shareholder in lieu of a fractional share of
   HEALTHSOUTH Common Stock will be treated as payment in redemption of such fractional share and will result in the recognition of capital gain or capital loss measured by the difference between the amount of such payment and such shareholder's basis in such fractional share, provided that such fractional share is a capital asset in the hands of such shareholder on the Merger Date and that such payment is neither essentially equivalent to a dividend nor has the effect of a distribution of a dividend.

     In connection with rendering this opinion, we have assumed, without any independent investigation or review thereof, the following:

       (a) The genuineness of all signatures on, and the authenticity of, original documents, the conformity to original documents of all documents submitted to us as copies, and the genuineness of all signatures and the due execution and delivery of all documents;

       (b) That the Merger is effective under the laws of the State of Delaware; and

       (c) The truth and accuracy, at all relevant times, of all representations, warranties, and statements made by HEALTHSOUTH, Subsidiary and TCD and their shareholders in connection with the Merger, including those set forth in the Merger Agreement.

     In addition to the limitations set forth above, this opinion is subject to the following limitations, qualifications and caveats:

       1. In preparing this opinion, we relied upon the representations, warranties, and statements made by HEALTHSOUTH and TCD in the Representation Letter, as well as certain assumptions identified herein. If any of these representations, warranties, statements, and assumptions upon which we have relied are not true and accurate at all relevant times, our opinion might be adversely affected and may not be relied upon.

       2. This opinion only addresses certain federal income tax consequences of the Merger and does not address the various state, local or foreign tax consequences that may result from the Merger.

       3. No opinion is expressed as to any federal income tax consequence of the Merger except as specifically set forth herein and this opinion may not be relied upon except with respect to the Consequences. In particular, we express no opinion regarding, among other things: (a) whether any TCD shareholder who has provided or will provide services to HEALTHSOUTH or TCD will have compensation income under any provision of the Code; (b) the effect of such compensation income on the basis and holding period of HEALTHSOUTH Common Stock received by any such shareholder in the Merger; (c) the potential application of the "golden parachute" provisions of the Code (Sections 280G, 3121(v) (2) and 4999); (d) the potential application of the "disqualifying disposition" rules of Section 425 to dispositions of HEALTHSOUTH Common Stock or TCD Common Stock; and (e) the amount, existence, and/or availability, after the Merger, of any of the federal income tax attributes of TCD after application of any provision of the Code, as well as the regulations promulgated thereunder and judicial interpretations thereof.

       4. No opinion is expressed as to any transaction other than the Merger as described in the Agreement or as to any transaction whatsoever if all the transactions described in the Agreement are not consummated in accordance with the terms of such Agreement and without waiver of any material provision thereof.

       5. This opinion only represents our best judgment as to the Consequences and is not binding on the Internal Revenue Service or the courts. The conclusions are based on the Code, existing judicial decisions, administrative regulations and published rulings. No assurance can be given that future legislative, judicial or administrative changes would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, by rendering this opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

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       6. This  opinion has been  delivered to you for the purposes set forth in
   Section 9.3 of the Merger Agreement and may not be relied upon for any other purpose or by any other person or entity (with the exception of TCD and its shareholders), and may not be made available to any other person or entity without our prior written consent.

                                            Very truly yours,


                                            Berliner Zisser Walter & Gallegos